TELE NORTE CELULAR PARTICIPACOES S.A.
                         CNPJ/MF N(0) 02.558.154/0001-29
                               NIRE 53.300.005.761
                              Publicly Held Company

DATE, TIME AND VENUE: On the twenty-nine (29) of April, 2002, at 1:00 p.m., in the Company's headquarters at the SCN, Quadra 3, Bloco A, Sobreloja, in Brasilia, Distrito Federal.

PREVIOUS PUBLICATIONS: Call notices published according to Article 124, Paragraph One of Law No. 6404/76, in the newspapers "Diario Oficial do Distrito Federal" (D.O.D.F.) and " Gazeta Mercantil" (G.M.), editions of 12, 15 and 16 of April, 2002; Financial Statements published in the "Gazeta Mercantil" on March 28, 2002 and in the "Diario Oficial do Distrito Federal" on the 1st of April, 2002.

ATTENDANCE: The following were present to the meeting: Aloysio Galvao, Chief Officer of Human Resources; Joao Cox Neto, Chief Financial Officer and Jose Carnos, Legal Counsel Officer representing the Company Management; Joao Ricardo Costa representing Ernst & Young Auditores Independentes; and Jorge da Cunha Fernandes and Antonio Fernandes Pereira de Melo members of the Audit Board. Present, also, shareholders representing the majority of the voting capital as evidenced by the signatures in the Shareholders' Attendance.

Presiding Board: Once the necessary quorum was recorded the Extraordinary and Ordinary General Meetings were installed by the Administrative Director Aloysio Galvao, as per Article 16 of the Company Bylaws. The attendants then proceeded to elect the Chairman and the Secretary of the General Meetings, and the General Meeting unanimously elected, with abstention of Caixa de Previdencia dos Funcionarios do Banco do Brasil, Fundacao Petrobras de Seguridade Social and Fundos do Banco do Brasil, Paulo Cezar Aragao and Jose Inacio Fucci, respectively, as Chairman and Secretary of the General Meetings.

AGENDA: Extraordinary General Meeting: (i) Rectification and ratification of the increase of the capital stock approved by the Extraordinary General Meeting dated April 30, 2001; (ii) Removal of Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, current members of the Board of Directors, election of new members, as well as the election of the President and Vice President of the Joint Committee; Ordinary General Meeting: (i) Report, Management Accounts and Financial Statements for the fiscal year ended on December 31, 2001; (ii) Election of full and deputy members of the Audit Board;
(iv) Approval of the global remuneration of the Directors and of the members of the Audit Board;

RESOLUTIONS: Once verified the installation quorum, the Chairman stated that the Extraordinary General Meeting was installed and welcomed the shareholders present. The attending shareholders agreed to have these Minutes of Meeting drawn in summary form, as permitted by Article 130, Paragraph One, of Law No. 6404/76. The attending shareholders approved the following Resolutions:

Extraordinary General Meeting:
-----------------------------
The following resolutions were approved by the attending shareholders in the Extraordinary General Meeting, according to the items of the Agenda:


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(i)    Rectify and ratify the increase of the capital stock approved by the
       Extraordinary General Meeting dated April 30, 2001, to be effective with the following wording:

Approved unanimously by the voting attendants, with abstention of shareholders:
Caixa de Previdencia dos Funcionarios do Banco do Brasil ("Previ"), Fundacao Petrobras de Seguridade Social ("Petros"), Fundo de Investimentos BB Fundo de Acoes ("BB Fundo de Acoes"), Fundo de Investimentos BB Acoes Telebrasil ("BB Acoes Telebrasil"), Fundo de Investimentos BB Acoes Master ("BB Acoes Master") and Fundo de Investimentos BB Acoes Indice ("BB Acoes Indice"), the re-ratification of the resolution approved by the Extraordinary General Meeting dated April 30, 2001, regarding the issuance of 160,590,108 ordinary shares, at the price per thousand shares of R$1,7606 and 271,198,866 preferred shares, at the price per thousand shares of R$1,1770, by using the amortization of differed assets, assuring to minority shareholders preemptive rights for acquisition of shares during a period of thirty (30) days, after notice publication observing the provisions of Article 171, Paragraph Two, of Law 6404/76.

As a result of the resolution above, the capital stock of the Company is now eighty-four million, seventy-three thousand, nine hundred and thirty-six reais and one cent (84.073.936,01) represented by (335,084,123,417) three hundred and thirty-five billion, eighty-four million, one hundred and twenty-three thousand and four hundred and seventeen no-par, registered shares, of which one hundred and twenty-four billion, six hundred and twenty-three million, nine hundred and six thousand, three hundred and twenty-two (124,623,906,322) are ordinary shares, and two hundred and ten billion, four hundred and sixty million, two hundred and seventeen thousand, and ninety-five (210,460,217,095) are preferred shares.

It was further approved, also by unanimous vote, the new wording of Article Five of the Company Bylaws as follows:

"Article Five - The total subscribed and paid up capital is eighty-four million, seventy-three thousand, nine hundred and thirty-six reais and one cent (84.073.936,01), represented by (335,084,123,417) three hundred and thirty-five billion, eighty-four million, one hundred and twenty-three thousand and four hundred and seventeen no-par, registered shares, of which one hundred and twenty-four billion, six hundred and twenty-three million, nine hundred and six thousand, three hundred and twenty-two (124,623,906,322) are ordinary shares, and two hundred and ten billion, four hundred and sixty million, two hundred and seventeen thousand, and ninety-five (210,460,217,095) are preferred shares."

(ii) Remove Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, current members of the Board of Directors, and elect the new members, as well as the President and Vice President of the Joint Committee.

The Chairman acknowledged the receipt and proceeded to read two judicial orders of the Honorable Federal Judge of the 22nd District. In view of such orders, the copies of which remain filed in the headquarters of the Company, this matter was prejudiced, and nothing was resolved about this item of the agenda, since the court order prevented the vote of all other shareholders of the Company, until hearing from ANATEL.



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Ordinary General Meeting:
------------------------

The following resolutions were approved by the attending shareholders in the Extraordinary General Meeting, according to the items of the Agenda:

(i) Examine the Management Accounts and review Financial Statements for the fiscal year ended on December 31, 2001.

The member of the Audit Board, Antonio Fernando proceeded to read the document filed in the Company's headquarters about the actions of the Audit Board. The representative of Telpart asked Antonio Fernando Pereira de Melo whether or not he had a conflict of interest in this matter, considering that, in his capacity as an Officer of the Telecommunication companies he had signed a "Shareholders' Agreement" with TIW where the credit of TIW was recognized. Clarification was offered on the matter and the Director denied the existence of conflict of interests.

Shareholders Telpart Participacoes approved the financial statements, with reservations regarding the acts of the Technical Director, Rene Patoine, on behalf of TIW and against the company interests, including the fact that he subscribed notes as reimbursement to TIW, without legal or contractual support. He added that Rene Patoine, does not have a work visa as required for a foreign person to work in Brazil having worked in the Company in this situation for more than one year.

The financial statements of the Company referring to the fiscal year ended on December 31, 2001 were unanimously approved by the voting attendants, as proposed by Telpart Participacoes, with abstention of shareholders: Previ, Petros, and Fundos BB.

Following this, shareholder Telpart Participacoes S.A. proposed that the Company bring a civil liability action against Rene Patoine, Technical Director of the Company as foreseen in Article 159 of Law No. 6404/76, who is automatically divested of his functions; this was approved by majority of votes, defeating Andre Leal Faoro, Marcelo Santos Barbosa and Fundos Globalvest, with abstention of shareholders: Previ, Petros and Fundos BB

(ii) Elect the full members of the Audit Board and their deputies.

In the first place it was unanimously agreed by the attendants that the judicial orders did not preclude the resolution upon this item of the Agenda.

Thus, members of the Audit Board, as listed below, were unanimously elected for a one-year term ending on the date of the Ordinary General Meeting to be held in 2003; two of the members were indicated by Telpart Participacoes S.A. and the third one by BNDESPAR

a) Luiz Otavio Nunes West, Brazilian, married, accountant, bearer of the ID-RG No. 1.178.095, issued by the SSP/BA, Individual Taxpayer No. 146.745.485-00, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Avenida Presidente Wilson No. 231, 28o andar (parte), as full member of the Audit Board, and Augusto Cezar Calazans Lopes, Brazilian, married, lawyer, economist, bearer of the ID-RG No. 04722037-1 issued by the IFP/RJ, Individual Taxpayer No. 595.468.247-04, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro with office at Avenida Presidente Wilson No. 231, 28o andar (parte) as respective deputy.


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b) Gilberto Braga, Brazilian, married, lawyer, economist, bearer of the ID-RG
No. 04722037-1 issued by the IFP/RJ, Taxpayer (CPF/MF) No. 595.468.247-04, resident and domiciled in the city of Rio de Janeiro, with office at Avenida Presidente Wilson No. 231, 28o andar as full member of the Audit Board, and Claudia Dionisio Esterminio, Brazilian, single, economist, bearer of the identity card 622462-8 issued by MM, Taxpayer (CPF/MF) No. 084406937-02, resident and domiciled in the city of Rio, with office at Avenida Presidente Wilson No. 231, 28o andar (parte), as respective deputy.

c) Eduardo Bittencourt Brazilian, accountant, married, bearer of the Identity Card No. 10055879-34 and Taxpayer (CPF/MF) No.003/702.400-06, domiciled in Porto Alegre, Rio Grande do Sul, with office at Rua dos Andradas, 1534, Cj. 81, as full member of the Audit Board, and Eduardo da Gama Godoy, Brazilian, accountant, married, bearer of the Identity Card No. 1016599811 issued by SSP/SP and Taxpayer (CPF/MF) No.395.416.650-04, resident in Porto Alegre, Rio Grande do Sul, with offices at Rua dos Andradas, 1534, Cj. 81.

(iii) Approve the global remuneration of the Directors and of the members of the Audit Board. Approved by majority of votes, defeating Fundos Globalvest, and with abstention of the shareholders PREVI, PETROS and Fundos BB, the global remuneration of the Directors for fiscal year 2002, in the amount up to two million, one hundred thousand reais three hundred thousand reais (R$2.100.000,00) and stipulated the monthly individual remuneration of the members of the Audit Board, to be 10% of the average remuneration paid to the Statutory Officers of the Company, excluding benefits, business expenses and profit-sharing, as per Article 162 of Law 6404/76.

CLOSING: The Agenda having been covered and there being no other matter to be discussed, the meeting was adjourned so that these Minutes of Meeting could be drawn. The Minutes of Meeting were then read and opened for discussion having been read and signed by the shareholders present. It was resolved to publish these Minutes of Meeting in summary form as provided for in Article 130 of Law 6404/76

Documents Filed:

Brasilia, April 29, 2002

Paulo Cezar Aragao                                  Jose Inacio Cercal Fucci
Chairman                                                    Secretary

Telpart Participacoes S/A

Fundacao Petrobras de Seguridade Social-PETROS

Paulo Cezar Aragao
Gustavo Luiz de Magalhaes Monteiro
Jose Inacio Cercal Fucci
Marcos Nascimento Ferreira
Fundo Mutuo de Investimento BB
BNDES Participacoes S/A - BNDESPAR